[Archer Investment Corporation Letterhead]

Letter Agreement

December 29, 2010

To:	Unified Series Trust
2960 North Meridian Street, Suite 300
Indianapolis, IN 46208

Dear Board of Trustees:

You have engaged us to act as the sole investment advisor to the Archer Balanced Fund (the “Fund”), a series of Unified Series Trust, an Ohio business trust, pursuant to a Management Agreement approved by the Board of Trustees effective as of September 14, 2005 (the “Agreement”).

          Effective as of December 31, 2009 we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); taxes; any 12b-1 fees; any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest); and extraordinary expenses, at 1.20% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of December 31, 2010, or such date as the Fund is liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.20%.

          Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.20% expense limitation.

Very truly yours,

Archer Investment Corporation

By: ___________________________________

Troy C. Patton, President

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ___________________________________

Melissa Gallagher, President